

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

<u>Via E-mail</u>
Thomas Singer
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kingdom

> **Re:** **InterContinental Hotels Group PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 1-10409**

Dear Mr. Singer:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to the staff dated September 29, 2009, you stated that you had entered into agreements with respect to two hotels planned for Damascus, Syria, under the InterContinental and Holiday Inn brands. According to transcript excerpts published on May 10, 2011, your Chief Financial Officer stated during a quarterly earnings call that you had two hotels in Syria in the pipeline. You state on your website that you have temporarily suspended providing services to the InterContinental Damascus. Also, on page 13 and elsewhere in your Form 20-F, you disclose that you operate in the Middle East, a region that includes both Syria and Iran. Your Form 20-F does not include disclosure regarding operations associated with Syria or Iran.

As you know, Syria and Iran are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Iran, whether through direct or indirect arrangements, since your letter to us dated September 29, 2009. Your response should describe any services, information, and equipment that you have provided or intend to provide to Syria and Iran, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss for us the materiality of your contacts with Syria and Iran, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Iran.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc: Michael McTiernan
        Assistant Director
        Division of Corporation Finance